Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Paragon 28, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69913P105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69913P105	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Albert DaCosta
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,421,534
	6	Shared Voting Power 10,411,110
	7	Sole Dispositive Power 1,421,534
	8	Shared Dispositive Power 10,411,110

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,832,644
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 14.2%
12	Type of Reporting Person IN

CUSIP No. 69913P105	Schedule 13G	Page 2 of 5

ITEM 1.	(a) Name of Issuer:

Paragon 28, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

14445 Grasslands Drive, Englewood, CO 80112

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Albert DaCosta (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o Paragon 28, Inc., 14445 Grasslands Drive, Englewood, CO 80112.

(c)	Citizenship of each Reporting Person is:

Albert DaCosta is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:

69913P105

ITEM 3.

Not applicable.

CUSIP No. 69913P105	Schedule 13G	Page 3 of 5

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2023, based upon 82,701,207 shares of Common Stock outstanding as of November 1, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Albert DaCosta	11,832,644	14.2%	1,421,534	10,411,110	1,421,534	10,411,110

Albert DaCosta may be deemed the beneficial owner of 11,832,644 shares of Common Stock, which includes (i) 228,824 shares of Common Stock held directly by the Reporting Person; (ii) 341,665 shares of Common Stock held in the Reporting Person’s IRA account; (iii) 5,000,000 shares of Common Stock held by DaCosta Investment Company, LLC, of which the Reporting Person is a manager; (iv) 5,311,110 shares of Common Stock held by The DaCosta Family Trust, of which the Reporting Person is trustee; (v) 75,000 shares of Common Stock held in the Reporting Person’s spouse’s IRA account; (vi) 25,000 shares of Common Stock held directly by the Reporting Person’s spouse; (vii) 825,451 shares of Common Stock underlying stock options that are vested or will vest within 60 days of December 31, 2023; and (viii) 25,594 shares of Common Stock underlying restricted stock units that will vest within 60 days of December 31, 2023.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 69913P105	Schedule 13G	Page 4 of 5

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 69913P105	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Albert DaCosta

/s/ Albert DaCosta